March 3, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Jennifer López-Molina
Scott Stringer
Angela Lumley

Re:	Pivotal Holdings Corp

Amendment No. 4 to

Registration Statement on Form F-4

Filed February 1, 2022

File No. 333-259800

Ladies and Gentlemen:

This letter is submitted on behalf of Pivotal Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated March 1, 2022 (the “Comment Letter”) with respect to the above referenced registration statement on Form F-4 filed with the Commission on February 1, 2022 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 5 to the Registration Statement (the “Amendment No. 5”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 5. All references to page numbers in these responses are to pages of Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-4

“The Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates . . ..”, page 73

1.

We note your amended disclosure that “Sponsor, SPAC’s officers, directors and advisors and their respective affiliates may identify shareholders with whom Sponsor, SPAC’s officers, directors, advisors or any of their respective affiliates may pursue privately negotiated transactions by either the shareholders contacting SPAC directly or by SPAC’s receipt of redemption requests submitted by shareholders following SPAC’s mailing of proxy materials in connection with the Business Combination.” Please tell us how these transactions comply with Rule 14e-5 of the Exchange Act.

Response: The Company respectfully advises the Staff that it has confirmed with Sponsor and SPAC that such persons do not intend to pursue any such transactions. The Company has removed such disclosure on pages 74, 75 and 142.

Background of the Business Combination, page 109

2.

Please revise your disclosure to clarify whether any compensation was paid to your financial advisors in connection with the PIPE Financing. In this regard, we note your amended disclosure on page 117 that “No fees are expected to be paid to Barclays and Guggenheim Securities in connection with their roles as Placement Agents in the Initial PIPE Financing.” However, your disclosure on page E-5 states that “As part of our current engagement by GMBT, Guggenheim Securities has acted as a placement agent on the PIPE Financing, for which services Guggenheim Securities expects to receive compensation in addition to the compensation agreed with GMBT in respect of our engagement as financial advisor in connection with the proposed business combination transaction.” Please also explain the compensation received by Barclays in connection with its role as a placement agent in the PIPE Financing. In this regard, it appears from Section 4.22 and 5.11 of your business combination agreement that Barclays and Guggenheim will receive broker, finder’s, or other fees in connection with the Transactions.

Response: The Company has revised its disclosure on page 117 to address the Staff’s comment. Neither Guggenheim Securities nor Barclays have been paid, nor are they expected to receive, any fees in connection with their roles as Placement Agents in the PIPE Financing. The fairness opinion of Guggenheim Securities, which refers to Guggenheim Securities’ expectation that it would receive compensation for its services as placement agent, was delivered prior to the agreement among the parties that no compensation would be paid in connection with the PIPE Financing. Similarly, the Business Combination Agreement was executed prior to such agreement. The Company notes that Guggenheim Securities and Barclays are entitled to fees in connection with other services provided to SPAC and Swvl in connection with the Transactions, all of which such services and fees are disclosed in the Registration Statement.

3.

Please amend your disclosure in the background of the business combination to discuss the amendment to the business combination that was executed on January 31, 2022. Your discussion should include the reasons for this amendment and any negotiations of the parties to the merger agreement related to the amendment.

Response: The Company has revised its disclosure on pages 122-123 to address the Staff’s comment.

Key Business and Non-IFRS Measures, page 222

4.	We are still considering your response to comments 10 and 11 and may have additional comments.

Response: The Company acknowledges the Staff’s ongoing review and remains available to answer any questions or otherwise assist the Staff in its further consideration of these items.

SPAC Shareholder Support Agreements, page 287

5.

We note your disclosure throughout the filing that the Key SPAC Shareholders delivered to Swvl the SPAC Shareholder Support Agreements, pursuant to which, among other things, such shareholders have agreed to vote the 3,860,177 SPAC Class A Ordinary Shares held by them at the time of signing the SPAC Shareholder Support Agreements in favor of the adoption and approval of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares. Please amend your disclosure to describe the material terms of the agreement, including the compensation, if any, the Key SPAC Shareholders will receive in return for their agreement to vote in favor of the business combination and not to redeem their shares.

Response: The Company has revised its disclosure on pages 74, 141, 145 and 287 to address the Staff’s comment.

*            *             *

Should you have any questions or comments with respect to Amendment No. 5 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas A. Dorsey

Nicholas A. Dorsey

Copy to:

Victoria Grace

Queen’s Gambit Growth Capital

55 Hudson Yards, 44th Floor

New York, NY 10001

Mostafa Kandil

Youssef Salem

Swvl Inc.

The Offices 4, One Central

Dubai World Trade Centre

Dubai, UAE

Brenda Lenahan

E. Ramey Layne

Vinson & Elkins L.L.P.

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

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